COMMUNICATIONS SYSTEMS, INC.

10900 Red Circle Drive

Minnetonka, Minnesota 55343

October 19, 2010

VIA EDGAR  SEC CORRESPONDENCE

Securities and Exchange Commission

Washington, D.C.  20549

Re:	Communications Systems, Inc. Form 10-K for fiscal year ended December 31, 2009 Filed March 18, 2010 File No. 001-31588

Form 10-Q for period ended June 30, 2010 Filed August 10, 2010 File No. 001-31588

Ladies and Gentlemen:

Communications Systems, Inc. (the “Company”) has received your comment letter dated October 1, 2010 in regard to the above referenced filings.  The Company’s responses follow the comments included in your letter.

Form 10-K for the year ended December 31, 2009

Item 7.  Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 17

Results of Operations, page 19

SEC Comment

1.             We note your disclosure on page 21 that international sales decreased 42% in your Transition Networks segment in 2009 due to the impact of the severe global recession and currency fluctuations. Yet, we notice in the next sentence on page 21 you state that despite customers delaying or canceling projects, the Company is continuing to invest in international sales and marketing because long-term projects are promising. If the Company has any long-term plans or commitments related to international sales and marketing projects, this information should be discussed in your management’s discussion and analysis section. In addressing the Company’s prospective financial condition and operating performance, there are circumstances, particularly regarding known material trends and uncertainties, where forward-looking information is required to be disclosed. Please confirm that you will provide such forward-looking disclosure in future filings.

Company Response

In making the statement “long-term projects are promising,” the Company was referring to potential contracts and other projects that it has not been awarded but that it is actively pursuing in European and other markets.  The Company has no long-term plans or commitments related to these potential international sales and marketing projects.

In future filings, assuming the situation is similar, the Company would include language substantially as follows:

“Although some of the Company customers and potential customers have either delayed or canceled international projects, the Company is continuing to invest in international sales and marketing because it believes that, as economic conditions improve, its long-term prospects for this area are promising.”

The Company hereby confirms that it will provide appropriate information regarding material trends and uncertainties pursuant to Regulation S-K, Item 303(a)(2)(ii), where required, in future filings.

SEC Comment

2.             We note your disclosure on page 22 that Management is currently implementing measures to improve the performance of your Austin Taylor segment. We note your disclosure that management is also considering various strategic alternatives related to this segment. Confirm that in future filings, if applicable, you will provide information related to various strategic alternatives considered by management to improve the performance and results of operations of your operating segments. Describe what alternatives management is considering and what effect management believes these alternatives will have on each segment and the company as a whole.

Company Response

The Company hereby confirms that in future filings, if applicable, it will provide information related to various strategic alternatives that management is considering if these alternatives have reached the point where disclosure is appropriate and required.

Quarterly Operating Results, page 45

SEC Comment

3.             We refer to the footnote to your quarterly results. You state that during the first and third quarters of fiscal 2008, you recognized approximately $2.0 million of revenue related to services that were invoiced and expensed in fiscal 2007. Please tell us in more detail about these transactions and your basis of accounting for the revenue and related expense in different reporting periods.

Company Response

The footnote under Item 8(b) was intended to provide a cross reference to a discussion of the revenue recognition policy used by the Company’s JDL Technologies segment (“JDL”) for one customer beginning in the Company’s 2006 fiscal year.  Under that policy, because 90% of the amount earned for work performed by JDL under contracts with the US Virgin Islands Department of Education (“VIDE”) was paid by the federal government under its eRate program and all payments under the eRate program required prior approval by the School and Libraries Division of the Universal Services Administration (“SLD”), JDL did not recognize revenues under VIDE contracts until approval was given by SLD.  Therefore, with respect to work performed by JDL for VIDE in 2007, which necessarily involved the expensing of costs in 2007, JDL did not recognize approximately $2 million in revenues for this work until 2008 when SLD gave its approval.

The Company discussed the effect on JDL’s revenues and gross margins resulting from the application of its revenue recognition policy for VIDE contracts in the 10-K in “Management’s Discussion and Analysis of Financial Condition and Results of Operations -- “Results of Operations” in its discussion of JDL’s results under the captions “2009 Compared to 2008” and “2008 compared to 2007.”  Further, in addition to the discussion of JDL’s revenue recognition policy for VIDE contracts in Footnote 1 to the Notes to the Company’s Consolidated Financial Statements, the Company discussed this policy in the MD&A presentation of “Critical Accounting Policies” under the caption “Revenue Recognition.”

While the Company acknowledges the footnote under Item 8(b) could have provided a more precise cross-reference to JDL’s revenue recognition policy elsewhere in the Form 10-K Report and, could have also included a cross reference to the information about the application of this policy in 2007 and 2008 under “Results of Operations” in its MD&A, the Company believes, that considered as a whole, it provided adequate disclosure of how JDL’s revenue recognition policy affected financial results.

Item 9A (T): Controls and Procedures, page 45

SEC Comment

4.             We refer to Management’s Report on Internal Control over Financial Reporting. You concluded that, in the aggregate, no material weakness existed as of December 31, 2009 related to documentation and review of significant accounting judgments and estimates, balance sheet account reconciliations, financial closing processes and financial reporting processes at period ends. Please refer to Item 308T(a)(3) of Regulation S-K and revise your conclusion to clearly provide Management’s assessment of the effectiveness of your internal control over financial reporting as of the end of the most recent fiscal year, including a statement as to whether or not internal control over financial reporting was effective.

Company Response

In future annual reports on Form 10-K, the Company will include substantially the following disclosure for the respective year:

“As a result of our assessment, our management concluded that as of December 31, 2009, our internal control over financial reporting is effective.”

We hereby confirm to the Commission that the statement above is correct with respect to its review as of December 31, 2009, and respectfully suggest that this confirmation is sufficient and that it is not necessary that the Company amend its Form 10-K to provide this disclosure.

SEC Comment

5.             Further, we refer to your disclosure regarding changes in internal control over financial reporting. You state that during the period covered by your report on Form 10-K for the year ended December 31, 2009, there was no additional change in your internal control over financial reporting (as defined in Rule 13a-15(f) under the Exchange Act) that materially affected, or is reasonably likely to materially affect, your internal control over financial reporting. Please refer to Item 308T(b) of Regulation S-K and revise to clearly disclose any change in your internal control over financial reporting that occurred during the last fiscal quarter that has materially affected, or is reasonably likely to materially affect, your internal control over financial reporting.

Company Response

In future filings under Form 10-K, the Company will include the following disclosure.

“There was no change in the Company’s internal control over financial reporting that occurred during the Company’s most recently completed fiscal quarter that has materially affected, or is reasonably likely to materially affect, the Company’s internal control over financial reporting.”

We hereby confirm to the Commission that the statement above is correct for the quarter ended December 31, 2009, and respectfully suggest that this confirmation is sufficient and that it is not necessary that the Company amend its Form 10-K to provide this disclosure.

Definitive Proxy Statement filed on Schedule 14A Incorporated by Reference Selecting

Nominees for Election to the Board, page 4

SEC Comment

6.             In future filings, please disclose whether, and if so how, the Governance and Nominating Committee considers diversity in identifying nominees for director. Refer to Item 407(c)(2)(vi) of Regulation S-K.

Company Response

The Company hereby confirms that in future filings, it will provide the information with respect to consideration of diversity in identifying nominees for directors as required by Item 407(c)(2)(vi) of Regulation S-K.

Role of the Compensation Committee and the Board, page 11

SEC Comment

7.             We note the Compensation Committee was advised by an independent consulting firm in connection with determining 2010 base salary compensation of the Named Executive Officers and other executives. In future filings, if applicable, please disclose whether the decision to engage the compensation consultant was made or recommended by management. Refer to Item 407(e)(3)(iii)(A) of Regulation S-K.

Company Response

The Company hereby represents that, if applicable in future filings, in accordance with Item 407(e)(3)(iii)(A) of Regulation S-K, the Company will disclose whether the decision to engage a compensation consultant was made or recommended by management.

Summary Compensation Table, page 14

SEC Comment

8.             We note you include two separate columns in the table related to incentive plan compensation awarded to your named executive officers. However, we note both columns relate to cash incentive compensation.  Therefore, in future filings please report cash incentive plan compensation payable to your named executive officers under one column titled “Non-Equity Incentive Plan Compensation.” Please refer to column (g) of the Summary Compensation Table for smaller reporting companies described in Item 402(n) of Regulation S-K.  To enhance disclosure, please consider providing a narrative description of the material factors necessary to an understanding of the information disclosed in the Summary Compensation Table.  This may include a discussion of the material terms of your short-term and long-term non-equity incentive plan compensation awarded to named executive officers.  Refer to Item 402(o) of Regulation S-K, specifically sub-paragraph (5).

Company Response

In future filings, the Company will report all cash incentive plan compensation payable to its named executive officers under a single column titled “Non-Equity Incentive Plan Compensation.”  The Company also notes your additional comments with respect to the disclosure and providing a narrative description of the material factors necessary for the understanding of information disclosed in the Summary Compensation Table and will provide additional narrative information related to those factors in future filings.

Director Compensation, page 16

SEC Comment

9.             In future filings, for awards of stock options, please disclose in the table the aggregate grant date fair value computed in accordance with FASB ASC Topic 718. Refer to Item 402(r)(2)(iv) of Regulation S-K.

Company Response

For stock option awards made to Company directors in 2009, the aggregate grant date fair value computed in accordance with FASB AFC Topic 718 (formerly FAS 123R) was identical to the amount of compensation recognized by the Company in 2009 because all options were granted and vested in the same year.  In future filings, the Company will disclose in the table the aggregate grant date fair value computed in accordance with FASB ASC Topic 718 and Item 402(r)(2)(iv) of Regulation S-K.

SEC Comment

10.          We note your disclosure in footnote three to the table that Mr. Sampson received cash compensation of $130,000 for consulting services in 2009. We also note this is not disclosed in the table. Please provide supplemental disclosure discussing the consulting services provided to the Company by Mr. Sampson in 2009. In future filings, please include tabular disclosure of consulting fees earned from, or paid by you to a non-employee member of your Board of Directors as “All Other Compensation” in the table. Refer to Item 402(r)(2)(vii)(F) of Regulation S-K. In addition, supplement the Director Compensation table with a description of any consulting services provided to the Company by a non-employee director. Finally, file any consulting agreements as exhibits pursuant to Item 601(b)(10) of Regulation S-K.

Company Response

Curtis A. Sampson founded the Company in 1969 and was its only Chairman and CEO until June 2007.  At that time he stepped down as CEO but continued in the role of Chairman of the Board.  The consulting agreement with Mr. Sampson is intended to ensure that the Company would have access to the wealth of knowledge and experience he developed over 37 years and compensate him for being available to advise and support management with  respect to all aspects of the Company’s business and operations.

During 2009, Mr. Sampson consulted with the Company’s CEO, and on occasion with other officers and directors, on a wide variety of matters, including the Company’s investment strategy, overall Company strategic planning and specific acquisition opportunities, the Company’s oversea operations and its foreign subsidiaries, internal controls and internal audit matters, and succession planning.  Mr Sampson also supported ongoing activities of the Compensation Committee, Finance Committee, and Governance Committee.

In future filings the Company will report Mr. Sampson’s consulting compensation under “All Other Compensation” in the director compensation table required by Item 402(r)(2)(vii)(F) of Regulation S-K, along with disclosure of compensation paid to other directors that does not fall under the other categories specified in Item 402(r)(1), and, in each case, disclosure of this other compensation will be accompanied by a description in a footnote of  what services were performed.  Finally, we will file the agreement pertaining to Mr. Sampson’s consulting services as an exhibit in the Company’s Form 10-Q report for the quarter and nine months ending September 30, 2010.

Form 10-Q for the period ended June 30, 2010

Item 4:  Controls and Procedures, page 23

SEC Comment

11.          On page 23, you have provided disclosures regarding the Operating Effectiveness of Accounting and Control Procedures. However, you are required by Item 307 of Regulation S-K to disclose the conclusions of your principal executive and principal financial officers in clear and unqualified language regarding the effectiveness of your disclosure controls and procedures. Please revise accordingly to disclose the conclusion of your principal executive and principal financial officers, regarding the effectiveness of your disclosure controls and procedures (as defined in Rule 13a-15(e) or Rule 15d-1 5(e) under the Exchange Act) as of the end of the period covered by your Form 10-Q for the six months ended June 30, 2010.

Company Response

The Company will include the following disclosure in the Form 10-Q for the quarter ended September 30, 2010 and in future Forms 10-Q.

“The Company carried out an evaluation, under the supervision and with the participation of its management, including the Chief Executive Officer and Chief Financial Officer, of the effectiveness of the design and operation of the Company’s “disclosure controls and procedures” (as defined in the Exchange Act Rule 13a-15(e)) as of the end of the period covered by this report. Based upon that evaluation, the Chief Executive Officer and Chief Financial Officer concluded that the Company’s disclosure controls and procedures are effective.”

We hereby confirm to the Commission that the statement above is correct for the quarter ended June 30, 2010. and respectfully suggest that this confirmation is sufficient and that it is not necessary that the Company amend its Form 10-Q to provide this disclosure.

SEC Comment

12.          You state that during the period covered by your report on Form 10-Q for the six months ended June 30, 2010, there was no additional change in your internal control over financial reporting (as defined in Rule 13a-15(f) under the Exchange Act) that materially affected, or is reasonably likely to materially affect, your internal control over financial reporting. Please refer to Item 308T(b) of Regulation S-K and revise to clearly disclose any change in your internal control over financial reporting that occurred during the last fiscal quarter that has materially affected, or is reasonably likely to materially affect, your internal control over financial reporting.

Company Response

The Company will include the following disclosure in the quarterly report on Form 10-Q for the quarter ended September 30, 2010 and in future quarterly reports on Form 10-Q.

“There was no change in the Company’s internal control over financial reporting that occurred during the Company’s most recently completed fiscal quarter that has materially affected, or is reasonably likely to materially affect, the Company’s internal control over financial reporting.”

We hereby confirm to the Commission that the statement above is correct for the quarter ended June 30, 2010. and respectfully suggest that this confirmation is sufficient and that it is not necessary that the Company amend its Form 10-Q to provide this disclosure.

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The Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;
•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and
•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We believe this correspondence addresses the foregoing comments.  Should you have any questions regarding this correspondence, please contact me at 952-996-1674.

Very truly yours,

/s/ Jeffrey K. Berg
Jeffrey K. Berg
President and Chief Executive Officer